

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Thomas J. Gibson
Chief Financial Officer
Streamline Health Solutions, Inc.
1175 Peachtree Street, NE, 10th Floor
Atlanta GA, 30361

> **Re: Streamline Health Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2019**
> **File No. 333-234567**

Dear Mr. Gibson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-2224 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Ghegan